Exhibit 99.1

Notification of Directors’ Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Imperial Tobacco Group PLC was today advised by the Nominee of the Company’s Corporate Nominee Facility that Mr Simon Duffy has been allocated 41 Ordinary shares of 10 pence each in the Company.

The shares were purchased at a price of £12.1473 on 6 August 2004, following the reinvestment of Mr Duffy’s dividend but were only attributed to his nominee account today.

Following this allocation Mr Duffy has an aggregate Companies Act interest in 8,137 shares.

T M Williams – Assistant Company Secretary

6 September 2004